August 5, 2019

Long Deng
Chief Executive Officer
iFresh Inc.
2-39 54th Avenue
Long Island City, New York 10016

       Re: iFresh Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 7, 2019
           File No. 001-38013

Dear Mr. Deng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Mengyi "Jason" Ye